EXHIBIT 99.1

Pengrowth Confirms Delisting Notification from NYSE and Announces Plan to Trade on OTCQX

CALGARY, Alberta, June 01, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) today confirms that it has received a delisting notification from the New York Stock Exchange (NYSE). The Company received notice on December 1, 2017 that its share price had fallen below the NYSE’s continued listing standard for average closing price of less than U.S. $1.00 over a consecutive 30 trading-day period. Given that the share price on the NYSE has not recovered sufficiently to regain compliance, the Board of Directors of Pengrowth decided that it was not in the long-term best interest of the Company or its shareholders to effect a reverse stock-split of the Company’s common stock, in order to preserve the listing of its common stock on the NYSE. Pursuant to Listed Company Manual Section 802.01C, trading in the common shares of Pengrowth on the NYSE ceased after markets closed on June 1, 2018 and delisting proceedings commenced. Pengrowth’s shares will continue to trade in Canada on the Toronto Stock Exchange (TSX) under the symbol “PGF”.

To ensure U.S. investors continue to have the ability to transact in Pengrowth shares, the Company is expected to begin trading on the OTCQX® Best Market in the United States, under the symbol “PGHEF” on or about June 4, 2018. The OTCQX is the most prestigious tier of the OTC markets operated by OTC Markets Group Inc. (OTCQX:OTCM). U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for Pengrowth on www.otcmarkets.com.

Pengrowth’s listing on the TSX is not affected by the NYSE delisting. The Company is in full compliance with the TSX listing requirements and the Company’s financial statements will continue to be audited by an independent accounting firm. Quarterly and annual financial information will continue to be published via press releases, filed on SEDAR in Canada and EDGAR in the United States, and will be posted to Pengrowth’s website at www.Pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Pete Sametz
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to  the delisting of Pengrowth’s common shares from the NYSE and the timing thereof; a delisting from the NYSE not affecting the continued listing and trading of Pengrowth’s common shares on the TSX and the expectation for trading on the OTCQX and timing thereof. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.